TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

ADDITIONAL ENCOURAGING GOLD ASSAYS RECEIVED ON JOINT VENTURE

For Immediate Release: January 7, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce receipt from our partner Kinross Gold Corporation (TSX:K; Amex: KGC) of additional encouraging drilling results at the Gil Joint Venture property in the Fairbanks Mining District, Alaska.

  Infill drilling on the Main Gil deposit area in hole # 02-264 intercepted 220’ of economic mineralization including 80’ of 0.06 opt gold.

  Infill drilling at the North Gil deposit area succeeded in intercepting significant grades and thickness in the southwestern portion of the North Gil resource area where previous drilling has been limited.

Table 1: Results from the 2002 Gil JV drilling program. All analytical work done by ALS Chemex.

Hole / Trench	Prospect	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt	Gold (Au) gpt
GVC02-262	North Gil	65	80	15	0.095	3.26
and	North Gil	200	210	10	0.087	2.98
GVC02-263	North Gil	75	90	15	0.040	1.36
and	North Gil	375	385	10	0.073	2.49
and	North Gil	500	525	25	0.072	2.48
and	North Gil	720	725	5	0.105	3.59
and	North Gil	920	975	55	0.046	1.56
GVC02-264	Main Gil	20	175	155	0.046	1.57
including	Main Gil	20	100	80	0.060	2.04
and	Main Gil	110	175	65	0.035	1.20
GVC02-265	Sourdough Ridge	420	430	10	0.033	1.13
GVC02-266	Slippery Creek	20	40	20	0.078	2.67

Additional information will be released pending receipt of the 2002 Gil JV Final Report.

Teryl Resources Corp. has four gold properties located in Fairbanks, Alaska mining division, of which one is joint-ventured with Kinross Gold. The properties include the Westridge Claims, 100% owned by Teryl Resources Corp. and the Fish Creek Claims, which are 50% optioned by Teryl Resources Corp. from LinuxWizardry Systems, Inc. (OTC: LNXWF). LinuxWizardry Systems, Inc. has an option to back in for a 25% interest on the Fish Creek property after $500,000 (U.S.) is spent by Teryl Resources Corp., subject to financing, to raise a minimum of $1,000,000 early next year. The Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. The Gil prospect joint venture, which consists of 80% Kinross and 20% Teryl. Teryl Resources Corp. also has one joint venture silver prospect, with Reg Technologies, Inc. (TSX Venture: RRE.V), located in northern B.C., Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com